ADH/Newlook Transaction Closed


Toronto, May 17th/CNW/ -- Eiger Technology, Inc. (TSE: AXA, OTCBB: ETIFF) is pleased to announce that it has received the TSX Venture Exchange's letter dated May 17, 2002 concerning submission numbers 70925, 74490, 74181 and 74583, and would like to advise that the Newlook/ADH Qualifying Transaction has closed effective May 17, 2002.

Trading will commence on Tuesday, May 21, 2002 under the symbol "NLI". Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.

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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.